Exhibit 99.2
ASML Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40 268 3949
ASML Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005
Franki D’Hoore — Investor Relations — +31 40 268 6494
Zeiss
Dagmar Ewert — Marketing Communications — +49 73 64 20 2194
ASML, Zeiss and Canon Cross-license Lithography Equipment Patent Portfolios
VELDHOVEN, the Netherlands/OBERKOCHEN, Germany, December 21, 2007 — ASML Holding NV (ASML) and Carl Zeiss SMT (Zeiss) today announce that each has signed an agreement with Canon Inc. (Canon) for the global cross-license of patents in their respective fields of semiconductor lithography and optical components, used to manufacture integrated circuits, or chips.
ASML and Zeiss with their large current research and development efforts and resulting know how, welcome this agreement with Canon, with its substantial patent portfolio. There will be no transfer of technology, which means ASML and Zeiss will continue to compete with all players in the market on the basis of their capability to bring leading technologies to market.
The cross-license helps the three companies to compete more freely in the area relevant to their customers, which is technology expertise and implementation, rather than on intellectual property (IP) rights. ASML and Zeiss are strongly committed to investing in research and development and will continue their build-up of know how and IP.
The agreement means that the companies can market products based on technology covered by the other party’s lithography equipment-related patents.
About Semiconductor Lithography
Semiconductor lithography is the process in which a substrate on a silicon wafer is exposed through a mask through optical or particle projection. ASML machines use this photographic process to image electronic circuit patterns onto silicon wafers, much like a camera prints an image on film. Lithography machines are critical to the production of integrated circuits or chips, and the main driver of the continuing miniaturization of electronic features on semiconductors.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,400 employees, serving chip manufacturers in more than 60 locations in 15 countries.
About Carl Zeiss SMT AG:
With a wide-ranging product portfolio, Carl Zeiss SMT meets the requirements of the key processes involved in nanotechnology and microchip production, making it one of the leading direct and indirect suppliers to the semiconductor industry. As an innovation leader in the field of Lithography Optics and optical and electron beam-based inspection and measuring systems, Carl Zeiss SMT generates important momentum for further development in the chip industry and nanotechnology. Together with its subsidiaries at locations in Germany, UK, USA and France, the international group of companies employs a total workforce of some 1,900 people. For the latest fiscal year ending September 30, 2006, the company recorded Net Sales of EUR >860 Million. The stock corporation is a 100% subsidiary of Carl Zeiss AG. Visit www.smt.zeiss.com for additional information.
Forward Looking Statements
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

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